UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
GRAN TIERRA ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34018
(State or other jurisdiction of incorporation)	(Commission File Number)

500 Centre Street S.E.
Calgary, Alberta, Canada
T2G 1A6

(Address of principal executive offices)	(Zip code)
Phillip Abraham
(403) 265-3221

(Name and telephone number, including area code, of person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report
Gran Tierra Energy Inc. (the “Company”) is relying on the alternative reporting provision of Item 2.01(c). The Company is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”), which requires certain companies involved in the commercial development of oil, gas and minerals to annually report the payments they make to governments in Canada and abroad.
The Company’s 2023 ESTMA report was submitted to Natural Resources Canada and is available for inspection on the ESTMA Data Portal at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. It is also available on the Company’s website at https://www.grantierra.com/sustainability/reporting/ under the tab “Transparency Disclosures”.
The payment disclosure required by Form SD is included as Exhibit 99.1 to this Form SD.
Section 3 – Exhibits

Item 3.01.	Exhibits
The following exhibit is filed as part of this report.

Exhibit 99.1	–	Gran Tierra Energy Inc.’s Extractive Sector Transparency Measures Act report for the year ended December 31, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Gran Tierra Energy Inc.

/s/ Ryan Ellson	August 28, 2024
By: Ryan Ellson	Date
Executive Vice President and Chief Financial Officer